Exhibit 99.1

CI Financial Announces Launch of Axia Real Assets, an Investment Manager Specializing in Global Real Estate and Infrastructure

TORONTO--(BUSINESS WIRE)--April 6, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) today announced the launch of a newly formed joint venture, Axia Real Assets LP (“Axia”), an alternative investment manager focused on global real estate and infrastructure. The joint venture is independently operated and managed by Axia’s four Founding Partners.

Axia’s Founding Partners – Kelsey Boland, Darrell Shipp, Greg Stevenson and Joshua Varghese – have decades of combined experience and have managed over $50 billion of combined investments in real assets on behalf of institutional and retail clients. Axia’s mandate is to create investment vehicles focused on a wide array of real estate and infrastructure assets around the world.

“We’re pleased to support the launch of Axia and the work of this ambitious and proven group of investors with extensive experience in high-potential asset classes,” said Kurt MacAlpine, CI Chief Executive Officer. “CI believes that alternative mandates can play a vital role in helping investors meet their financial goals in an increasingly complex and challenging investment environment.

“CI’s growing presence in alternatives includes an industry-leading series of liquid alternative funds with $3.7 billion in assets*. We have also introduced innovative mandates – such as private real estate and private equity and credit – that have traditionally been available only to larger institutional investors. We look forward to working with Axia to build out our alternative lineup with additional timely, high-quality solutions.”

“We have a strong historical relationship with CI and are very excited about CI’s vision for the future of asset and wealth management,” said Mr. Varghese, formerly a portfolio manager at CI Global Asset Management (“CI GAM”) specializing in real estate. “The support of a large, forward-thinking company like CI will be instrumental for Axia to develop and distribute alternative investment products to investors.”

“As investors continue to diversify their portfolios to accumulate long-term wealth, we believe the opportunities for global real assets are significant,” said Mr. Stevenson. “The joint venture with an established, successful organization such as CI puts us in a strong position to capitalize on these opportunities.”

The Founding Partners have extensive experience in managing both public and private equity investments in the real estate and infrastructure sectors. Messrs. Boland, Shipp and Stevenson worked together at a multi-billion-dollar asset management firm focused on real estate.

Mr. Shipp was Managing Director and Partner and contributed to the firm’s growth and success through a variety of roles that included operations and leading the investment management team. He worked closely with Mr. Stevenson to build a portfolio of U.S. retail properties anchored by grocery stores, which was listed as a real estate investment trust (“REIT”) on the Toronto Stock Exchange in 2014. Mr. Stevenson served as Chief Executive Officer of the REIT until 2020. Mr. Boland was a member of the investment team with experience across asset classes and in merger and acquisitions.

As Portfolio Manager at CI GAM, Mr. Varghese was responsible for a multi-billion-dollar portfolio of global real estate equities, and actively engaged with portfolio companies on strategic-level corporate transactions.

Axia is based in Toronto and expects to launch its first investment solutions in summer 2021. More information is available at www.axiarealassets.com.

* Assets under management as at February 28, 2021.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$236.5 billion (US$185.7 billion) in client assets as at February 28, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of BDF LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

All financial amounts in Canadian dollars unless otherwise stated.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

CI Global Asset Management is a registered business name of CI Investments Inc.

Contacts

CI Financial
Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com

Axia Real Assets
Joshua Varghese
Founding Partner
416-681-3232
josh@axiarealassets.com